Exhibit 99.1

Yandex Announces Board Authorization of a Share Repurchase Program

MOSCOW and AMSTERDAM, The Netherlands, November 18, 2019 (GLOBE NEWSWIRE) — Yandex N.V. (NASDAQ and MOEX: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announces that its Board of Directors has authorized a repurchase of up to $300 million worth of Class A shares of Yandex N.V. Such shares may be repurchased from time to time in open market transactions. The timing and amount of share repurchases will depend on a variety of factors, including market conditions. Yandex intends to make all repurchases in compliance with applicable regulatory guidelines and to administer the program in accordance with applicable laws, including Rule 10b-18 under the Securities Exchange Act of 1934. The repurchase program will be in effect for up to twelve months.

Forward-Looking Statements

Statements in this release that are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk and uncertainties include, but are not limited to, the completion of the Company’s share repurchase program. Forward-looking statements reflect management’s analysis as of the date of this press release. Important factors that could cause actual results to differ materially from our expectations are more fully described in our filings with the SEC. Except as required by applicable law, we do not undertake to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

About Yandex

Yandex (NASDAQ and MOEX:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

Contacts:

Investor Relations
Katya Zhukova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Media Relations
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru